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                     February 23, 2023

       Joey Wat
       Chief Executive Officer
       Yum China Holdings, Inc.
       7100 Corporate Drive
       Plano, Texas 75024

                                                        Re: Yum China Holdings,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            File No. 1-37762

       Dear Joey Wat:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services
       cc:                                              Lindsey Smith, Esq.